UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D—9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

EMERGENT GROUP INC.

(Name of Subject Company)

EMERGENT GROUP INC.

(Names of Persons Filing Statement)

Common Stock, $0.04 par value

(Title of Class of Securities)

29089V—20—3

(CUSIP Number of Class of Securities)

Bruce J. Haber

Chief Executive Officer

EMERGENT GROUP INC.

10939 Pendleton Street

Sun Valley, California 91352

(818) 394—2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven Morse, Esq.

Morse & Morse PLLC

1400 Old Country Road, Suite 302

Westbury, New York 11590

(516) 487—14446

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Statements in this Schedule 14D-9 contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934.  These statements are based upon management’s current expectations and are subject to uncertainty and changes in circumstances, including the risks that the proposed transactions may not be consummated (or, if consummated, consummated on the currently proposed terms including the proposed price per share), and unanticipated future events (some of which are discussed in the Company’s most recent Annual Report on Form 10-K and subsequently filed SEC reports)  There is no assurance that any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

On February 6, 2011, Universal Hospital Services, Inc., a Delaware corporation (“Parent”), and Parent’s wholly owned subsidiary, Sunrise Merger Sub, Inc., a Nevada corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Emergent Group Inc., a Nevada corporation (“Emergent Group”), whereby Parent and Merger Sub intend to commence a tender offer to purchase all of the issued and outstanding shares of Emergent Group’s common stock (“Shares”) at a purchase price of $8.46 per share in cash to be followed by a merger of Merger Sub with and into Emergent Group.

The following is the transcript of a conference call held by Emergent Group at 5:45 p.m. EST on Monday, February 07, 2011 to discuss the transaction with its employees.  Gary D. Blackford, Parent’s Chief Executive Officer, and Timothy W. Kuck, Parent’s Executive Vice President of Strategy and Business Development, participated on the conference call.

Moderator: Bruce Haber

February 7, 2011

5:45 p.m. ET

Operator:                                                                      Good afternoon.  My name is (Lane), and I will be your conference operator today.

At this time, I would like to welcome everyone to the PRI Medical/Emergent Group employee meeting conference call.  All lines have been placed on mute to prevent any background noise.  After the speakers’ remarks, there will be a question—and—answer session.  If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key.

Thank you.  Mr. Haber, you may begin your conference.

Bruce Haber:                                                   Thanks, (Lane).  Welcome, everybody, to the PRI Medical Technologies employee meeting call.  I’m joined by (Lou Buther), who you all know, and Gary Blackford, the CEO of Universal Hospital Services, and Tim Kuck, their executive vice president.

I’m assuming that everybody on the call saw the brainshark presentation and frequently asked questions that we sent around this morning.  I hope you all had a chance to take a look at it.  I think it supplied most of the information that we thought people would be looking to hear, but most importantly, I just want to hit a couple of high points of why we think this is a very important transformational event for everybody at PRI.

Universal Hospital Services is one of the largest companies of its type in the country, dealing with several thousand hospitals in the United States, as well as a few thousand alternate care sites, surgery centers, nursing homes, and other long—term care type of facilities.

So as such, we see this as a large opportunity for us to grow our business of providing mobile surgical equipment to hospital operating rooms and same—day surgical facilities.  That’s a business that Universal Hospital Services is not currently in.  They provide things such as respirators, ventilators, beds, pumps, and things that for the most part don’t go into the operating room.

So we think this is a tremendous opportunity for our sales force to bring the PRI business to not only the next level, but perhaps the next three levels as a result of interacting with UHS personnel to get introduced into customers where they currently have strong relationships.  We think this is really a wonderful fit for both companies.  We think that we can do very well together, and we think everybody individually, all the PRI people certainly and many of the UHS people, will do much better in a combined entity such as this than we could do alone.

That being said, the concept is for PRI to operate as a freestanding subsidiary of UHS.  Lou and I, for better or for worse for you guys, will remain in our current positions and look forward to helping to lead PRI through this combination with UHS and to provide the leadership to hopefully dramatically grow the PRI market share.

So that’s basically the overview from our point of view.  I’m going to turn this over to Gary for any additional remarks he’d like to make.  And then we’ll open it up to your questions to make sure we’ve answered all of your questions.

Gary?

Gary Blackford:                                      Thanks, Bruce.  First of all, just let me say how excited we are at UHS for the opportunity to work with PRI and to also partner with Bruce and Lou in growing the business going forward.  We think this is just a perfect fit for both companies.

First of all, it’s a great business fit.  It’s managing medical equipment that UHS has done for over 70 years.  It brings us into a new area of sophisticated technology that we think will enhance the services that we can provide to our customers.

But more importantly, it’s a great cultural fit.  The first time I met Bruce and Lou, there was a kindred spirit.  We’re all “get it done” type of folks.  We’re about providing good service for our customers and supporting our teammates.  So we’re really looking forward to partnering with everybody at PRI, but certainly with Bruce and Lou.

And the real reason why we’re pursuing this is to provide better solutions for our customers, but just as importantly to provide more opportunities for our teammates at UHS and PRI.

That’s all I got for now, Bruce.

Bruce Haber:                                                   Thanks, Gary.  I’d just like to add one more thing.  I think everybody at PRI should be very proud of what they’ve accomplished over the past number of years.  Those of you who have been at the company for quite some time recognize where we’ve come from and where we’ve gotten to.

It’s a tribute to all of you to be recognized by a company of the size and quality of UHS that we’re somebody that they would like to partner with, because, again, those of you who’ve been around for a while know where we came from, and this is a tremendous tribute to you.

So with that, Operator, let’s open it up for questions.

Operator:                                                                      At this time, ladies and gentlemen, I would like to remind everyone, in order to ask a question, simply press star, followed by the number one on your telephone keypad.  We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of (Kelly Sheckler).

(Kelly Sheckler):                                 Hi.

Lou  Buther:                                                      Hi, Kelly.  What’s up?

(Kelly Sheckler):                                 Hey.  I am trying to distinguish between the UHS that stands for Universal Health Services versus the UHS which stands for Universal Hospital Services.

Bruce Haber:                                                   Gary, I’m going to let you answer that one.

Gary Blackford:                                      OK.  Kelly, you are not alone.  We have this problem all the time.  As a matter of fact, I had it twice today.  I’m in New York at an investor conference.  And two of the ...

(Kelly Sheckler):                                 Oh, my.

Gary Blackford:                                      Two of the groups that came in said, “Hey, you’re not the hospital company, are you?”  Universal Health Services is based out of King of Prussia, Pennsylvania.  They’re an operator of about 46 hospitals, so they’re a hospital operator.  Universal Hospital Services — that’s our company — does not operate hospitals.  We are — you know, we are an equipment solutions company.

(Kelly Sheckler):                                 OK.

Gary Blackford:                                      So when you go on the website, it’s funny, because if you look at the New York Stock Exchange ticker symbol, UHS is Universal Health Services.  If you look at the website URL, uhs.com, is our website.  So I know it’s confusing, but if you go to the uhs.com — that’s our website — you always recognize what we call the true blue UHS by the true blue colors that you see on the logo.

(Kelly Sheckler):                                 OK, yes, because that’s — I know that they’re quite different.

Gary Blackford:                                      They are.  We’re very different companies, but you’ll be glad to know that the other UHS is a strong and valuable customer of ours and a great opportunity for more business going forward.

(Kelly Sheckler):                                 Ah, great.  Thank you.

Bruce Haber:                                                   And, Kelly, just for everybody’s benefit, the UHS that we will be merging with is a private company, not a public company, so it’s not listed on any exchange.

(Kelly Sheckler):                                 OK, makes sense.

Bruce Haber:                                                   Thanks.  Next question?

Operator:                                                                     Your next question comes from the line of (David Alvarez).

(David Alvarez):                                 Hey, Bruce.  My only question is, is how soon we can get a roster of their account executives and start reaching out to them to be able to use those relationships.

Bruce Haber:                                                   Well, until the deal closes, which will be in about 45 to 90 days, we need to continue to operate as separate companies.  So I suspect that will happen shortly after the deal is formally closed, which, again, will be in about 45 to 90 days.  But as a great salesperson, terrific question.

Gary Blackford:                                      Yes, and if I could add to that, Bruce, we’re very focused — and this is not an exercise that is foreign to us.  We partner with a lot of different organizations — we partner with over 200 manufacturers.  We partner with technology companies.  So the exercise of our account executives, understanding who you are and meeting and starting to talk about our business is something they’re very familiar with.

We have a process called territory planning where they constantly look at different opportunities they have to partner with other folks and to present opportunities.  So not only do we have that at the account executive side, but we also have a very, very well respected national accounts groups.  We’re contracted with every GPO and with virtually every major IDN in the country.  So they’ll also be meeting with Bruce and Lou and saying, OK, where do you want us to start, guys?

Bruce Haber:                                                   Does that answer the question, Dave?

(David Alvarez):                                 Yes, thank you.

Bruce Haber:                                                   OK, thanks.

Operator:                                                                      Again, if you would like to ask a question, press star, then the number one on your telephone keypad.  And we have no further questions in queue at this time.

Bruce Haber:                                                   OK.  Well, let me just thank everybody for dialing in.  And we look forward to the next 45 to 90 days, so we can complete this transaction, and then moving forward, as Gary mentioned, we think there will be tremendous opportunities for our sales force to be brought into existing UHS relationships.  And I think everybody will be anxious to get going.

So thanks for calling in.  And if you have any other questions, you know where to find us.  Thank you.

Operator:                                                                      Ladies and gentlemen, that does conclude today’s conference call.  You may now disconnect.

END

IMPORTANT INFORMATION AND WHERE TO FIND IT

This is not an offer to purchase or a solicitation of an offer to sell any securities of Emergent Group Inc. (“Emergent Group”).  The planned tender offer by Universal Hospital Services, Inc. (“UHS”) for all of the outstanding shares of the common stock of Emergent Group has not yet been commenced.  Upon commencement of the tender offer, UHS will mail to Emergent Group stockholders an offer to purchase and related materials and Emergent Group will mail to Emergent Group stockholders a solicitation/recommendation statement with respect to the tender offer.  UHS will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Emergent Group will file its solicitation/recommendation statement with the SEC on Schedule 14D-9.  Emergent Group stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer.  Emergent Group stockholders may obtain a free copy of these materials (when available) and other documents filed by UHS or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected).